[redacted]

SECUR 05036102 ON

UF 3-8-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43804

SEC RECEIVED FEB 28 2005 PROCESSING WASH., D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Europa Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 Hammond Drive, Suite 112
(No. and Street)

Atlanta	Georgia	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Stewart (404) 256-0802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey R. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Europa Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIYANA V VUTOVA NOTARY PUBLIC FULTON COUNTY GA MY COMMISSION EXPIRES FEB 24 2008

Notary Public

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of XXXXXXXXX Operations.
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXX. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EUROPA
SECURITIES, LLC

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

* * * * * * * * * * * * * * * * * * *

EUROPA SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	194,132
Receivable from broker-dealers and clearing organization		57,176
Deposit with clearing organization		25,260
Furniture and equipment (net of accumulated depreciation of $11,338)		356
Other assets		22,141
	$	299,065

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and other liabilities	$	86,841
Members' equity		212,224
	$	299,065

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Europa Securities, LLC (the "Company"), a Delaware Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), and the National Association of Securities Dealers, Inc. ("NASD").

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States and Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Securities transactions and related commissions revenue and expenses are recorded on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis is not material.

Furniture and Equipment:

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years.

Cash Equivalent:

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Working Capital Contributions:

The majority member intends to continue to provide working capital to meet operational and regulatory requirements.

Income Taxes:

The Company, as a limited liability company, is not a tax paying entity and accordingly, there are no tax provisions included in these statements. The members are required to separately report the Company's income or loss to federal, state and local taxing authorities.

3. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION:

Amounts receivable from broker-dealers and clearing organization at December 31, 2004, consist of the following:

Receivable from clearing organization	$	35,374
Commissions receivable from broker-dealers		21,802
	$	57,176

4. CLEARANCE AGREEMENT:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $25,000 be maintained on deposit with the clearing broker.

5. LEASE AGREEMENT:

The Company was obligated under an operating lease for its office premises, which expired on July 31, 2004.

Subsequent to expiration of the lease, the Company is renting the same premises on a month-to-month basis at a monthly rate of $1,191.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 the Company had net capital of $188,168 which was $182,379 in excess of its required net capital of $5,789. Aggregate indebtedness at December 31, 2004 totaled $86,841. The Company's net capital ratio was .46 to 1.

7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. These activities may expose the Company to off-balance-sheet risk in the event the clearing broker is unable to fulfill its obligations

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held for regulatory and internal purposes.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Europa Securities, LLC

We have audited the accompanying statement of financial condition of Europa Securities, LLC, (the "Company") a limited liability company, as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Europa Securities, LLC, a limited liability company, at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 19, 2005